UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2007

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                        Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Winery Operations Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statement of Net Assets Available for Benefits,
    December 31, 2007 and 2006                                        3

 Statement of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 2007                                      4

Notes to Financial Statements                                        5-10

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
  Schedule of Assets (Held at End of Year), December 31, 2007        11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures                                                           12

Exhibit 23 Consent of Independent Registered Public Accounting Firm  13

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Louisville, Kentucky
June 27, 2008

                   Brown-Forman Winery Operations Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2007 and 2006

                                                Participant Directed
                                           --------------------------------
                                              2007                 2006
                                          ------------        -------------
Investments, at fair value
   Mutual funds                           $ 11,624,211        $  10,916,933
   Common collective trust fund              2,296,386            2,416,550
   Brown-Forman Corporation
    Class B common stock fund                  810,328              806,039
   Loans to participants                       398,590              315,382
                                          ------------         ------------
                                            15,129,515           14,454,904

Profit sharing contributions receivable        100,000              291,000
Employers' contributions receivable             34,574               23,202
Employees' contributions receivable             12,526               10,383
                                          ------------         ------------
Net assets available for benefits
   at fair value                            15,276,615           14,779,489
                                          ------------         ------------
Adjustment from fair value to contract
   value for interest in collective
   trust relating to fully benefit-
   responsive investment contracts              24,956               24,288
                                          ------------         ------------
Net assets available for benefits         $ 15,301,571         $ 14,803,777
                                          ============         ============

The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2007

                                                                Participant
                                                                 Directed
                                                               ------------
Additions
   Contributions
      Profit Sharing                                           $    100,000
      Employer                                                      433,133
      Employee                                                      806,544
                                                               ------------
                                                                  1,339,677

   Interest income                                                  266,370
   Dividend income                                                  166,970
   Net appreciation in investments                                  825,396
   Transfers from other plans                                        16,289
                                                               ------------
      Total additions                                             2,614,702
                                                               ------------

Deductions
   Withdrawals by participants                                    1,905,552
   Administrative expenses                                            1,751
   Transfers to other plans                                         209,606
                                                               ------------
      Total deductions                                            2,116,909

Net increase                                                        497,793

Net assets available for benefits
   Beginning of year                                             14,803,777
                                                               ------------

   End of year                                                 $ 15,301,570
                                                               ============

The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
                         Notes to Financial Statements
                           December 31, 2007 and 2006

1.   Description of Plan

     The sponsor of the Brown-Forman Winery Operations Savings Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.


     General

     The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation. For the years ended December 31, 2006 and 2007, highly compensated employees could contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $15,500 and $15,000 for 2007 and 2006, respectively. Effective March 1, 2008, newly hired employees and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 3% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive the Companies' matching contributions beginning on the first day of the month following completion of one year of service. Effective May 1, 2007, participants are eligible to receive the Companies' matching contributions the later of May 1, 2007 or the employee's employment commencement date. The Companies' matching contribution is equal to 50% of the participant's elective contribution up to 5% of the participant's annual compensation. Effective May 1, 2006, the Companies' matching contribution is equal to 100% of the first 2% of the participant's elective contribution and 50% of the next 3% of the participant's elective contribution up to 5% of the participant's annual compensation. Effective May 1, 2007, the Companies' matching contribution is equal to 100% of the participant's elective contribution up to 5% of the participant's annual compensation. The Company may also make a profit sharing contribution to the Plan, as determined by the Company.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004) and an allocation of (i) the Companies' matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and (iii) the Companies' profit sharing contribution and forfeited balances of terminated participants' non-vested accounts on an annual basis. Effective March 20, 2006, participants that are paid bi-weekly shall have their accounts credited with the participants' contributions on a bi-weekly basis. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i)$45,000, or (ii) 100% of the participant's compensation in the plan year.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, an asset allocation fund, and a Brown-Forman Stock Fund.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.


     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contributions shall be suspended for six months after the receipt of a hardship distribution.


     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant's account.

     Forfeited Accounts

     Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the Plan agreement. The forfeited balances totaled $1,788 and $12 at December 31, 2007 and 2006, respectively. In 2007, no forfeited balances were used to reinstate previously forfeited account balances or added to the Companies' contribution and allocated to eligible participants.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the quoted market value of the underlying assets. The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component. The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position. The Plan's interest in the Fidelity Managed Income Portfolio (a collective trust) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Loans to participants are value at cost which approximate fair value.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 "Fair Value Measurement" (SAFS 157). The standards defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of the adoption of SFAS 157 on our financial statement disclosures.


     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.


     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.


                                                                    December 31
                                           --------------------------------------------------------------
                                                       2007                              2006
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------   ------------      -------------   ------------
       Investments at fair value:
          Fidelity Magellan Fund                 13,890     $ 1,304,760            13,391     $ 1,198,783
          Fidelity Equity-Income Fund            40,689       2,244,420            46,123       2,700,523
          Fidelity Growth Company Fund           10,932         907,163            11,051         770,384
          Fidelity Diversified
           International Fund                    29,166       1,163,731            28,222       1,042,786
          Fidelity Retirement Money Market
           Portfolio                          2,482,837       2,482,837         2,496,086       2,496,086
          Managed Income Portfolio            2,321,342       2,296,386         2,440,838       2,416,550
          Brown-Forman Corporation Class B
           Common Stock                          10,745         796,313            11,876         786,666
          Other investments                     219,007       3,933,905           199,786       3,043,126
                                                           ------------                      ------------
                                                           $ 15,129,515                      $ 14,454,904
                                                           ============                      ============

     During 2007, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                                                 2007
                                                             ----------
       Mutual funds                                         $   741,957
       Brown-Forman Corporation
        Class B Common Stock                                     83,439
                                                             ----------
                                                            $   825,396
                                                             ==========

4    Tax Status

     The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


5    Plan Termination

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Sponsor. Effective January 1, 2002, general administration expenses of the third-party recordkeeper, Fidelity, and the administration fee for processing loans are allocated to the participants accounts. Participant recordkeeping fees were waived by Fidelity. Administrative expenses including loan administration fees of $1,751 in 2007 were allocated to participants accounts. Effective April 1, 2007 loan administration fees were waived by Fidelity.

     Certain participants of the Plan transferred to and from their participation to other defined contribution plans sponsored by the Sponsor. As a result, $193,317 of net related plan assets were transferred from the Plan during 2007.

     The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund. The total fund was comprised of $24,784,957 of Brown-Forman Corporation Class B Common Stock and $440,795 of the cash component as of December 31, 2007. During 2007, purchases and sales of 267,555 and 290,359 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund.

                   Brown-Forman Winery Operations Savings Plan
                            Plan #020 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2007


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------      ------------

Janus Enterprise Fund                  5,669 Mutual Fund Shares           $     327,654
PIMCO Total Return Fund               57,958 Mutual Fund Shares                 619,571
Royce Low Priced Stock Fund            8,852 Mutual Fund Shares                 130,658
Hartford Capital
 Appreciation Fund                     3,067 Mutual Fund Shares                 160,893
Fidelity Magellan Fund*               13,890 Mutual Fund Shares               1,304,760
Fidelity Equity-Income Fund*          40,689 Mutual Fund Shares               2,244,420
Fidelity Growth Company Fund*         10,932 Mutual Fund Shares                 907,163
Fidelity Low Priced Stock Fund*        4,231 Mutual Fund Shares                 174,004
Fidelity Diversified
 International Fund*                  29,166 Mutual Fund Shares               1,163,731
Fidelity Freedom Income*                 663 Mutual Fund Shares                   7,592
Fidelity Freedom 2000*                     3 Mutual Fund Shares                      38
Fidelity Freedom 2010*                22,350 Mutual Fund Shares                 331,221
Fidelity Freedom 2020*                26,693 Mutual Fund Shares                 422,021
Fidelity Freedom 2030*                13,428 Mutual Fund Shares                 221,833
Fidelity Freedom 2040*                33,074 Mutual Fund Shares                 321,809
Fidelity Freedom 2005*                   624 Mutual Fund Shares                   7,351
Fidelity Freedom 2015*                10,958 Mutual Fund Shares                 136,650
Fidelity Freedom 2025*                16,839 Mutual Fund Shares                 221,943
Fidelity Freedom 2035*                 8,981 Mutual Fund Shares                 122,854
Fidelity Freedom 2045*                 3,124 Mutual Fund Shares                  35,454
Fidelity Freedom 2050*                   994 Mutual Fund Shares                  11,363
Fidelity Retirement Money
 Market Portfolio*                 2,482,837 Mutual Fund Shares               2,482,837
Managed Income Portfolio*          2,321,342 Common collective trust fund
                                             units                            2,296,386
Spartan U.S. Equity Index
 Fund*                                 5,171 Mutual Fund Shares                 268,391
Brown-Forman Corporation
 Stock Fund:
Brown-Forman Class B Stock*           10,745 Common stock shares                796,313
Institutional Money Market                   Money market deposit account,
   Portfolio - Class 1*                      interest rate 5.01%                 14,015
Participant Loans*                   Loans, interest rates ranging from
                                       9% to 9.5%, with various
                                       maturities through 2012.                 398,590
                                                                          -------------
                                                                          $  15,129,515
                                                                          =============

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
Total Rewards
Brown-Forman Corporation


June 27, 2008

                                                                      EXHIBIT 23

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated June 27, 2008 relating to the financial statements and supplemental schedule of the Brown-Forman Winery Operations Savings Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 27, 2008
                                       13